Filed by Victory Capital Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Janus Henderson Group plc

(Commission File No. 001-38103)

News Release

Victory Capital Chairman and CEO Pens Open Letter to

Janus Henderson Employees

Highlights Superior Strategic Combination Built Around People, Performance and Alignment of Interests

Victory Capital’s Culture of Ownership, Investment Autonomy and Global Distribution Positions Combined Company to Compete at Scale

Compelling Opportunity for Janus Henderson Employees to Participate in Long-Term Value Creation of Combined Company

San Antonio, Texas, March 2nd, 2026 – Victory Capital Holdings, Inc. (NASDAQ: VCTR) (“Victory Capital” or the “Company”) today published an open letter from Chairman and CEO David C. Brown to employees of Janus Henderson outlining how the Company’s long-standing business model is founded on entrepreneurialism and ownership, is employee-focused and uniquely supports Investment Franchises, enabling investment professionals to focus the majority of their efforts on managing client assets.

March 2nd, 2026

To: The Employees of Janus Henderson

As you have seen, Victory Capital is urging the Special Committee of Janus Henderson to engage with us and discuss our superior proposal to acquire Janus Henderson. I have great respect and admiration for what you all have built over the years, and believe we have an opportunity to accelerate that success by bringing our two organizations together. The combination of our companies would strategically advance both compared to the alternative option, which is simply a financial transaction that changes Janus Henderson’s capital structure.

Investment management is a people-driven business and, as such, Janus Henderson’s employees should be at the core of this important dialogue. Importantly, our proposal includes our commitment to retaining Janus Henderson’s investment professionals and preserving the Janus Henderson brand. Given this, I would like to share more about our culture, people and operating environment since we have not previously been given the opportunity to do so by Janus Henderson’s Special Committee.

We have a stellar reputation and proven track record of providing an excellent business platform to support investment teams, while also respecting the talent and expertise that have made them successful. We strive to not disrupt our clients or the investment process and to provide world-class business infrastructure and sales capabilities and put our investment teams in the best position to achieve even greater success. We have also expanded our distribution platform, building a strong retail distribution network with significant reach across advisors and wealth platforms and globalizing our business with our international strategic partnership. Further, as a combined company, we will have even greater resources to make further investments and enhance our operating and distribution platforms.

In addition, our operating model is unique in that we maintain the investment autonomy of each of our investment teams, while providing best-in-class support through our scaled, centralized — but not standardized — business platform. This support is driven by the unique needs of each investment team and allows them to do what they do best every day, focusing on delivering exceptional investment results for clients. This approach is core to who we are and has enabled our investment teams to achieve excellent long-term investment performance, which can be seen in our quarterly public disclosures.

Our most recent acquisition and the reintroduction of the Pioneer Investments brand demonstrate our commitment to maintaining the investment autonomy of our investment teams and their processes. The Pioneer Investments Franchise has thrived under Victory Capital, maintaining or improving upon its strong investment performance. The Investment Franchise has also been net flow positive every quarter since the close of the transaction, accomplishing that by leveraging and enhancing our scaled, broad, global distribution engine.

Further, our Investment Franchises are compensated with a simple, noncomplex revenue sharing program. This provides them with a mechanism to participate meaningfully in the success of their platforms in a direct way that is transparent, success-based, paid in cash and uncapped. There are no corporate allocations to reduce the compensation of the investment professionals. As the Investment Franchise’s revenue grows, so does the compensation for the Investment Franchise, creating a win-win structure for all.

Our business platform to support Investment Franchises is scaled, best-in-class and run by professionals who are engaged and have meaningful roles in our organization. Our non-investment professionals spend their time either supporting the Investment Franchises or serving our clients. The environment they operate in is performance-driven and rewards success. Importantly, throughout our history, we have fostered a culture of ownership, in which our employees have meaningful ownership in our Company and our products. This aligns the interests of our Company, employees and clients.

We are in the human capital business and, as such, we value and appreciate our most important asset, our people. We employ “owners,” not employees. Accordingly, we strive to offer highly competitive compensation and comprehensive health, wellness and retirement benefits to our employees.

We also want our employees to own their contribution to Victory Capital’s success. In recognition of this mission, Victory Capital has established an equity awards program, in which most employees participate. As of December 31, 2025, a majority of our employees held equity in our Company. At year-end, our employees also have more than $350 million of their personal assets invested in Victory Capital investment products. This is important to us because our employees are our biggest and brightest asset, and the success of our Company relies on the quality and engagement of our people.

I remain committed to continuing to build a global investment management business with exceptional product diversification, distribution capabilities and talented professionals – one that is well-positioned to compete at scale against the largest asset managers in the world. Bringing our two organizations together represents a significant opportunity to do this on an accelerated timeline and for you to participate in the long-term success of the combined organization in a meaningful way.

We have urged the Special Committee of Janus Henderson to engage with us and discuss our superior offer to acquire Janus Henderson. Once they do, I look forward to meeting in person and discussing the future opportunities we have together as a combined company.

Very truly yours,

Victory Capital Holdings, Inc.

By: /s/ David C. Brown

David C. Brown

Chairman and Chief Executive Officer

About Victory Capital

Victory Capital (NASDAQ: VCTR) is a diversified global asset management firm with $323.2 billion in total client assets, as of January 31, 2026. We serve institutional, intermediary, and individual clients through our Investment Franchises and Solutions Platform, which manage specialized investment strategies across traditional and alternative asset classes. Our differentiated approach combines the power of investment autonomy with the support of a robust, fully integrated operational and distribution platform. Clients have access to focused, top-tier investment talent equipped with comprehensive resources designed to deliver competitive long-term performance.

Victory Capital is headquartered in San Antonio, Texas. To learn more, visit www.vcm.com or follow us on Facebook, Twitter (X), and LinkedIn.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of applicable U.S. federal and non-U.S. securities laws. These statements may include, without limitation, any statements preceded by, followed by or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “assume,” “budget,” “continue,” “estimate,” “future,” “objective,” “outlook,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could” and other words and terms of similar meaning or the negative thereof and include, but are not limited to, statements regarding the outlook for Victory Capital Holdings, Inc.’s (“Victory Capital”) future business and financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Victory Capital’s control and could cause Victory Capital’s actual results, performance or achievements to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements. All statements, other than historical facts, including statements regarding the ultimate outcome of discussions between Victory Capital and Janus Henderson Group plc (“Janus Henderson”), including the possibilities that Victory Capital will not pursue a transaction with Janus Henderson or that Janus Henderson will reject a transaction with Victory Capital; the ability of the parties to complete a transaction when expected or at all; the risk that the conditions to the closing of any proposed transaction, including receipt of required regulatory approvals, client consents and approval of Victory Capital’s or Janus Henderson’s stockholders, are not satisfied in a timely manner or at all; potential litigation related to any proposed transaction; the risk that disruption from the proposed transaction adversely affects the respective businesses and operations of Victory Capital and Janus Henderson; the expected benefits of any proposed transaction, such as expected revenue, EBITDA, EBITDA margin, and/or synergies, efficiencies or cost savings; growth potential of Victory Capital, Janus Henderson or a potentially combined company; diversified product offerings and expanded distribution; market profile and financial strength, including near term and long-term value for shareholders, and opportunities for long-term growth and value creation; potential adverse reactions or changes to client and other business relationships resulting from the announcement, pendency or completion of the transaction; the ability to retain key employees; the competitive ability and position of Victory Capital, Janus Henderson or a potentially combined company; the ability to effectively and efficiently integrate the companies; future plans and investments; and any assumptions underlying any of the foregoing, are forward-looking statements. Factors that may affect the future results of Victory Capital are set forth in Victory Capital’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including Victory Capital’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in Victory Capital’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q are not exclusive and further information concerning Victory Capital and its business, including factors that potentially could materially affect Victory Capital’s business, financial condition or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Victory Capital files from time to time with the SEC. The forward-looking statements in these materials speak only as of the date of these materials. Except as required by law, Victory Capital assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which Victory Capital has made to the Special Committee of Janus Henderson’s Board of Directors for an acquisition of Janus Henderson. In furtherance of this proposal and subject to future developments, Victory Capital (and, if a negotiated transaction is agreed, Janus Henderson) may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document Victory Capital and/or Janus Henderson may file with the SEC in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS OF Victory Capital AND Janus Henderson ARE URGED TO READ ANY PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Victory Capital, Janus Henderson AND THE PROPOSED TRANSACTION. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Victory Capital and/or Janus Henderson, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC by Victory Capital free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Victory Capital (if and when available) will also be made available free of charge by accessing Victory Capital’s website at www.vcm.com.

Certain Information Regarding Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Victory Capital and its directors and certain of its executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect any proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of such individuals in Victory Capital’s definitive proxy statement for the 2025 annual meeting of stockholders, which was filed with the SEC on March 28, 2025 and certain of its Current Reports on Form 8-K. Additional information regarding the interests of such individuals in the proposed transaction will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website http://www.sec.gov and Victory Capital’s website at www.vcm.com.

Contacts:

Investors:

Matthew Dennis, CFA

Chief of Staff

Director, Investor Relations

216-898-2412

mdennis@vcm.com

Media:

Andy Brimmer / Richard M. Goldman / Maggie Carangelo

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

VictoryCapitalMedia@Joelefrank.com

OR

Jessica Davila

Director, Global Communications

210-694-9693

jessica_davila@vcm.com